Exhibit 99.1

CONYERS DILL & PEARMAN 29th Floor One Exchange Square 8 Connaught Place Central Hong Kong T +852 2524 7106 | F +852 2845 9268 conyers.com

31 December 2025

Matter No.:1012663/111479508

852 2842 9530

Richard.Hall@conyers.com

The Nasdaq Stock Market, Inc.

Listing Qualifications

9600 Blackwell Road

Fifth Floor

Rockville, MD 20850

United States of America

Dear Sir / Madam,

Re: Intelligent Living Application Group Inc. (the “Company”)

We have acted as special Cayman Islands legal counsel to the Company in connection with the issue and sale by the Company of ordinary shares par value US$0.0001 each (the “Ordinary Shares”) and warrants to purchase Ordinary Shares (the “Transaction”) and (ii) the following by the Company of certain corporate governance practices in the absence of any established or normal practice in the Cayman Islands (“Home Country Practice”) and in lieu of certain requirements of the Nasdaq Marketplace Rule 5600 Series as set out in the schedule (the “NASDAQ Listing Rules”) in respect of such Transaction.

1.	DOCUMENTS REVIEWED

For the purposes of giving this opinion, we have reviewed

1.1.	a copy of the Memorandum and Articles of Association of the Company, each certified by the Secretary of the Company on 30 December 2025; and

1.2.	such other documents and made such enquiries as to questions of law as we have deemed necessary in order to render the opinion set forth below.

2.	ASSUMPTIONS

We have assumed:

2.1.	the genuineness and authenticity of all signatures and the conformity to the originals of all copies (whether or not certified) examined by us and the authenticity and completeness of the originals from which such copies were taken;

Partners: Piers J. Alexander, Crystal C. Au-Yeung, Christopher W. H. Bickley, Peter H. Y. Ch’ng, Anna W. T. Chong, Angie Y. Y. Chu, Vivien C. S. Fung, Richard J. Hall, Norman Hau, Wynne Lau, Ryan A. McConvey, Teresa F. Tsai, Flora K. Y. Wong, Lilian S. C. Woo

Consultant: David M. Lamb

BERMUDA | BRITISH VIRGIN ISLANDS | CAYMAN ISLANDS

2.2.	the accuracy and completeness of all factual representations made in the documents reviewed by us;

2.3.	that there is no provision of the law of any jurisdiction, other than the Cayman Islands, which would have any implication in relation to the opinions expressed herein; and

2.4.	that following Home Country Practice in such circumstances will comply with the NASDAQ Listing Rules.

3.	QUALIFICATIONS

3.1.	We have made no investigation of and express no opinion in relation to the laws of any jurisdiction other than the Cayman Islands. This opinion is to be governed by and construed in accordance with the laws of the Cayman Islands and is limited to and is given on the basis of the current law and practice in the Cayman Islands. This opinion is issued solely for your benefit and use in connection with the matter described herein and is not to be relied upon by any other person, firm or entity or in respect of any other matter.

4.	OPINION

On the basis of and subject to the foregoing, we are of the opinion that the Company’s Home Country Practice relating to corporate governance in respect of the Transaction set forth above is not prohibited by Cayman Islands law.

Yours faithfully,

Conyers Dill & Pearman

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Schedule

5605(b)(1)

A majority of the board of directors must be comprised of Independent Directors as defined in Rule 5605(a)(2).

5635. Shareholder Approval

(b) Change of Control

Shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company.

(d) Transactions other than Public Offerings

(1) For purposes of this Rule 5635(d):

(A)	“Minimum Price” means a price that is the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement.

(B)	“20% Issuance” means a transaction, other than a public offering as defined in IM-5635-3, involving the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable for common stock), which alone or together with sales by officers, directors or Substantial Shareholders of the Company, equals 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance.

(2) Shareholder approval is required prior to a 20% Issuance at a price that is less than the Minimum Price.

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